Filed by: Stock Building Supply Holdings, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

This memorandum was distributed to certain employees of Stock Building Supply Holdings, Inc. on June 3, 2015.

MEMORANDUM

TO:	Divisional Presidents Vice Presidents General Managers Market Managers Area Managers

FROM:	Jeff Rea

CC:	B. Yeazel, J. Major, L. Hamblet, CL Ball, M. Farmer, M. Necaise

DATE:	June 3, 2015

SUBJECT:	Communicating About the Merger Announcement with BMC

You are senior leader at Stock and you will play a critical role communicating with employees at all levels about our merger agreement (the “Merger Agreement”) with Building Materials Holding Corporation (“BMC”). I expect that you will hold meetings with your direct reports to walk them through the strategic rationale, the announced details of the transaction and help our employees understand the positive steps we are taking and how this makes our Company stronger.

You will find the following materials attached that will help you with those communications:

•	Press Release. Copy of press release issued to the general public at 6:00 a.m.

•	Associates. Copy of letter from me to all associates which was distributed at 6:01 a.m. and talking points for associates.

•	Customers. Copy of letter to be distributed to customers and talking points for your team’s discussions with customers.

•	Suppliers. Copy of letter that our Sourcing / Product Management team will send to suppliers as well as the major talking points.

You are strongly encouraged to hold meetings with your teams tomorrow morning to discuss this exciting news.

GENERAL COMMENTS

•	Process. The merger agreement was signed this morning but the merger is not expected to “close” / be final until early Q4. There are several regulatory approvals that are required and it is critical that we remain independent companies until the close date.

•	Refer media to Mark Necaise. It is critical we speak with one voice. Except for certain company executives, no one is authorized to speak publicly or communicate externally about this transaction on the Company’s behalf as there are strict regulations and requirements around disclosing information. Consistent with our normal media guidelines, please refer any media inquiries to Mark Necaise, our Director of Investor Relations, at mark.necaise@stocksupply.com or 919-431-1021.

•	Please don’t alter these materials. The attached documents and messages have been approved by legal counsel and may be filed with the SEC. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding the combination with BMC.

•	Lead. Be sensitive to employees’ needs and listen to their concerns, but please do not offer your own opinion about the merits of the transaction – you are a key leader and represent the company in this context.

•	Regulatory Approvals. The closing of the transaction is subject to shareholder approval, regulatory approvals, and customary closing conditions, and you should not comment on, or speculate about this process, likely agency reactions or outcomes. The only information you should provide is that the transaction is expected to close in the fourth quarter of 2015.

•	Don’t get distracted. Please encourage employees to remain focused on their day-to-day responsibilities. We produce profit the same way today that we did yesterday. Please don’t let anyone on your team get distracted with trivia about the merger.

•	It’s always okay to acknowledge that you don’t have all the answers. Mergers are complex. Don’t feel like you are supposed to have all the answers or get frustrated that you don’t. You will likely receive many questions that you will not be able to answer directly. Please consider a response like: “That’s a great question and I understand why knowing the answer is important to you. At this point, we’re very early in the process. There’s a lot of work ahead that our companies will do in order to answer your question fully. Our commitment to you is that we answer all of your questions as quickly and completely as possible when the answer is clear, and we will keep you informed of important developments.”

KEY MESSAGES / TALKING POINTS FOR TEAM MEETINGS

Below are some key messages to assist you in communicating with employees regarding this transaction. As mentioned above, please do not embellish or stray into topics that are not covered here:

•	We are excited to report that we have entered into a merger agreement with BMC.

•	When we complete this strategic combination later this year, we will be creating one of the nation’s premier providers of building materials and construction services.

•	It will be a major win for our companies, our associates, our suppliers and other business partners, our customers and the communities we serve.

•	Growing our business smartly and profitably is a top priority, and a combination with BMC is a significant step forward in our strategy.

•	Our ability to move forward with this transaction is a testament to the tremendous accomplishments we have achieved as a team. We greatly appreciate your hard work and dedication.

•	Importantly, Stock and BMC will continue to operate as two separate companies until the transaction is closed (currently expected in Q4).

•	BMC has many attributes that make it a compelling merger partner for Stock:

•	BMC is a diversified lumber and building materials distributor with operations in 14 key markets across 10 states.

•	Their culture is similar to ours.

•	Both companies focus on our customers through operational excellence and consistently delivering the quality products and services our customers need,.

•	When we complete this transaction, we will:

•	Increase our scale and expand our presence in top growth markets;

•	Have a stronger platform to provide best-in-class, value-added products and services to our customers;

•	Position ourselves to significantly benefit from the continued recovery of the housing market.

•	This combination is about growth. Stock and BMC have proven teams of talented and experienced employees who we expect will benefit greatly from being part of a larger, more diversified and financially secure organization.

•	The combined company will be headquartered in Atlanta but the Main Operating Center will be in Raleigh, NC. The combined company will utilize each company’s strong and highly recognizable brand.

•	Thank you for your ongoing commitment to Stock and your contributions to our growth and our history of innovation and success. We will communicate with you moving forward to provide updates on our progress and ensure you have the support you need throughout the process.

TIMING AND OTHER CONSIDERATIONS

•	The transaction is expected to close in the fourth quarter of 2015, subject to regulatory approvals and other customary closing conditions.

•	You will be receiving a communication from Lowell Ball, Senior Vice President and General Counsel, outlining guidelines that everyone must follow in this period prior to the transaction being completed.

•	Today’s announcement may generate interest from the media and other third parties. If you receive any inquiries from the media or other questions from outside parties, please forward them to Mark Necaise.

CLOSING

Thank you. This is an exciting day for the Company and these types of announcements always take extra care to ensure you are galvanizing your team around the key, positive themes. As you head into these meetings, remember that you represent the Company and your teams will follow your example. This step is being taken to accelerate our strategy. Please ensure you and your teams fully understand this and remain focused on our local functional 2015 priorities. They have not changed!

We’ll communicate with you throughout this process and do not hesitate to reach out to any member of the executive team with any questions.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME

AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300.

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.